

June 9, 2015

<u>Via Facsimile</u>
Mr. Nicholas Kovacevich
Chief Executive Officer
Kush Bottles, Inc.
1800 Newport Circle
Santa Ana, CA 92705

      Re: Kush Bottles, Inc.
              Amendment 1 to Registration Statement on Form 10
              Filed May 29, 2015
              File No. 0-55418

Dear Mr. Kovacevich:

     We reviewed the filing and have the following comments.

<u>Liquidity and Capital Resources, page 8</u>

1. We note your response to comment 11 in our letter dated May 4, 2015 and the additional disclosure included in your Amendment 1 to the Form 10. However, it is not apparent from your incremental disclosure the specific demands and material expenditures that will require at least $500,000 of capital over the next 12 months. As such, please expand your disclosure to clearly identify and quantify your upcoming demands for cash that the $500,000 will be used for over the next 12 months.

<u>Note 12 – Sub Events, page F-9</u>

2. We note based on your disclosure that you entered into an equity purchase agreement with Dank Bottles LLC. In the equity purchase agreement, you purchased all of Dank Bottle LLC's issued membership interests in exchange for $373,725 and the issuance of 3,500,000 of your common stock. Please disclose how you plan to account for this transaction. With regard to this acquisition, tell us how you considered providing financial statements and pro forma financial statements in accordance with Rules 8-04 and 8-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Exchange Act and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/S/ Craig E. Slivka, for

Pamela A. Long
Assistant Director